EXHIBIT 12.1

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Determination of (loss) :
(Loss) from continuing operations before income taxes	$(6,918)	$(20,558)	$(3,137)	$(59,287)	$(46,312)
Add:
Fixed Charges	5,739	6,441	7,159	12,300	13,450
Earnings, as adjusted	$(1,179)	$(14,117)	$4,022	$(46,987)	$(32,862)

Fixed charges:
Interest expense (gross)(1)	$5,330	$5,929	$6,315	$11,514	$12,681
Portion of rent representative of the interest factor(2)	409	512	844	786	769
Fixed charges	$5,739	$6,441	$7,159	$12,300	$13,450

Deficiency of earnings available to cover fixed charges	$(6,918)	$(20,558)	$(3,137)	$(59,287)	$(46,312)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

(1)	Interest expense includes amortization of deferred issuance costs of $0.5 million, $0.6 million, $0.6 million, $1.0 million, and $1.1 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.
(2)	Approximately 33 percent of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which are not material. The underlying rent amounts were $1.2 million, $1.6 million, $2.6 million, $2.4 million, and $2.3 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.